SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 973, of 03.31.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED AND SEVENTY-THIRD MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ nº 00001180/0001-26

It certifies, for all due purposes, that the 973rd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 9:07 am on the thirty-first day of March in the year two thousand and twenty-three, with the closing of the works recorded on the same day at 5:58 pm. The meeting took place at the main office of Eletrobras, located at Rua da Quitanda, nº 196, 25th floor, Downtown, Rio de Janeiro – RJ. Board member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the meeting in person. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) attended the meeting in person. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The council was chaired by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The President WILSON FERREIRA JR (WFJ) attended the meeting in person, as a guest. INSTRUCTION: The support material was made available to Directors through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As per art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time. of the deliberation. The prior declaration of conflict of interests by the Director and/or his momentary absence from the conclave entails his subtraction for purposes of calculating the minimum quorum for the respective deliberation. DECISION: (i) DEL 039, of 03.31.2023. Dividend Policy - Review to adapt to the Bylaws approved at the 183rd AGE. RES 111, of 03.06.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, substantiated in the rapporteur's presentation, and based on the opinion issued by the Statutory Audit and Risks Committee at its 295th meeting held on 03.28.2023, on the opinion issued by the Strategy, Governance and Sustainability Committee in its 40th meeting held on 03.30.2023, RESOLVED: Executive Board Resolution No. 111, of 03.06.2023; Executive Board Report DF-018, dated 03.06.2023; and Executive Summary DFR-006, of 03.08.2023; 1. Approve the adequacy of the Eletrobras Dividend Policy, attached to this Resolution, to the statutory provisions resulting from the privatization; 2. Determine that the Financial and Investor Relations Board – DF, through the Investor Relations Superintendence – DFR, the Governance Secretariat – DCGG and the Executive Secretariat – DCGS, adopt, each within its scope of action, the measures necessary to comply with this Resolution. Deliberative Quorum: Unanimity; (ii) DEL 041, of 03.31.2023. SPE Transnorte Energia S.A. - Signing of the Shareholders' Agreement between Eletronorte and Alupar. RES 098, of 03.06.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, substantiated in a decision of the Executive Board, in the support material and in the documents below, and based on the opinion issued by the Statutory Audit and Risks Committee at its 295th meeting held on 03.28.2023 and on the opinion issued by the Strategy, Governance and Sustainability Committee at its 40th meeting held on 03.30.2023, RESOLVED: Executive Board Resolution No. 098, of 03.06.2023; Executive Board Report DT/DN-005, dated 03.06.2023; and Executive Summary DT/DN-001, of 03.23.2023; 1. Approve the execution of the Shareholders' Agreement between Centrais Elétricas do Norte do Brasil S.A. and Alupar Investimento S.A., with Transnorte Energia S.A. and Centrais Elétricas Brasileiras S.A. –

DEL-039, 041 and 053/2023. Classification of Information on Resolutions: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 ..

CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 973, of 03.31.2023

Electrobras as consenting parties. 2. Determine that the necessary measures be adopted for the approval of the Business Plan of Transnorte Energia S.A., within 45 (forty-five) days after the execution of the Shareholders' Agreement. 3. Determine that the necessary measures be taken to formalize the draft of the share purchase and sale agreement, within 60 (sixty) days after the signing of the Shareholders' Agreement. 4. Determine that the Director of Business and Participation Strategy – DN, through the Participation Management Department - DNEG, the Consultative Legal Department – DJJC, the Transmission Board – DT and the Executive Secretary - DCGS, each in scope of action, the measures necessary to comply with this Resolution. Deliberative Quorum: Unanimity. (iii) DEL 053, of 03.31.2023. Eletrobras Executive Vice-Presidents Election, of statutory nature. Closing and drawing up of the certificate of the minutes: The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, substantiated in the presentation of the rapporteur, in the favorable opinion issued by the Statutory Personnel Committee – CPES in its 042nd meeting held on 03.30.2023, and in the supporting material, RESOLVED: 1. To extinguish, as of of 04.03.2023, the following Boards (OUs) of Eletrobras and dismiss their holders on the same date, as listed below:

Boards (OUs)	Holders
Generation Board	Pedro Luiz de Oliveira Jatobá
Transmission Board	Marcio Szechtman
Regulation and Institutional Relations Board	Rodrigo Limp Nascimento
Governance, Risks and Compliance Board	Camila Gualda Sampaio Araújo
Corporate Management and Sustainability Board	Luiz Augusto Pereira de Andrade Figueira
Financial and Investor Relations Board	Elvira Baracuhy Cavalcanti Presta

2. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY OF OPERATIONS AND SECURITY of Eletrobras, of a statutory nature. Approve the election of Mr. ANTONIO VAREJÃO GODOY, Brazilian, married, Electrical Engineer, bearer of identity card No. 1.683.512, issued by SSP/PE, registered with the CPF under No. 353.308.644-53, resident and domiciled in the city of Recife, State of Pernambuco , with business address at Rua da Quitanda, 196, 23rd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE-PRESIDENT DIRECTOR OF OPERATIONS AND SECURITY of Eletrobras, at the conclusion of the unified term of office of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76; 3. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY OF ENGINEERING FOR EXPANSION of Eletrobras, of a statutory nature. 3.1. Approve the election of Mr. ÍTALO TADEU DE CARVALHO FREITAS FILHO, Brazilian, married, Mechanical Engineer, bearer of identity card No. 5520721, issued by SSP/PE, enrolled in the CPF under No. 712.196.924-68, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Rua da Quitanda, 196, 23rd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE-PRESIDENT DIRECTOR ENGINEERING FOR EXPANSION at Eletrobras, at the end of the term of unified management of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76; 4. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY OF TRADING of Eletrobras, of a statutory nature. 4.1. Approve the election of Mr. JOÃO CARLOS DE ABREU GUIMARÃES, Brazilian, married, Electrical Engineer,

DEL-039, 041 and 053/2023. Classification of Information on Resolutions: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 ..

CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 973, of 03.31.2023 bearer of identity card no. 1,362,758, issued by SSP/MG, registered with the CPF under no. 535.895.646-87, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Rua da Quitanda, 196, 23rd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE-PRESIDENT DIRECTOR OF TRADING of Eletrobras, in conclusion of the unified term of office of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76; 5. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY OF STRATEGY AND BUSINESS DEVELOPMENT of Eletrobras, of a statutory nature. 5.1. Approve the election of Mr. ELIO GIL DE MEIRELLES WOLFF, Brazilian, married, Electrical Engineer, bearer of identity card No. 052872-7, issued by CREA/SC, registered with the CPF under No. 018.861.159-23, resident and domiciled in the city of Rio de Janeiro , State of Rio de Janeiro, with business address at Rua da Quitanda, 196, 24th floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position OF EXECUTIVE VICE-PRESIDENT DIRECTOR OF STRATEGY AND BUSINESS DEVELOPMENT at Eletrobras , in conclusion of the unified term of office of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election, as provided for in art. 149, § 1, of Law no. 6,404/76; 6. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY OF REGULATORY AND INSTITUTIONAL RELATIONS of Eletrobras, of a statutory nature. 6.1. Approve the election of RODRIGO LIMP NASCIMENTO, Brazilian, married, Electrical Engineer, bearer of identity card No. 12.681.309, issued by SSP/MG, enrolled in the CPF under No. 066.139.846-39, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua da Quitanda, 196, 21st floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE-PRESIDENT DIRECTOR OF REGULATION AND INSTITUTIONAL RELATIONS of Eletrobras, in conclusion of the unified term of office of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76; 7. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY FOR FINANCE AND INVESTOR RELATIONS of Eletrobras, of a statutory nature. 7.1. Approve the election of Mrs. ELVIRA BARACUHY CAVALCANTI PRESTA, Brazilian, married, Business Administrator, bearer of identity card no. 2.130.511, issued by SDS/PE, registered with the CPF under no. 590.604.504-00, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua da Quitanda, 196, 23rd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE-PRESIDENT DIRECTOR OF FINANCE AND INVESTOR RELATIONS of Eletrobras, in conclusion of the unified term of office of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76; 8. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY OF GOVERNANCE, RISKS AND COMPLIANCE of Eletrobras, of a statutory nature. 8.1. Approve the election of Mrs. CAMILA GUALDA SAMPAIO ARAÚJO, Brazilian, married, Chemical Engineer, bearer of identity card No. M-9.204.197, issued by SSP-MG, registered with the CPF under No. 030.276.296-54, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua da Quitanda, 196, 23rd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE-PRESIDENT DIRECTOR OF GOVERNANCE, RISKS AND COMPLIANCE at Eletrobras , in conclusion of the unified term of office of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office

DEL-039, 041 and 053/2023. Classification of Information on Resolutions: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 ..

CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 973, of 03.31.2023 to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76; 9. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY OF SUPPLIES AND SERVICES of Eletrobras, of a statutory nature. 9.1. Approve the election of Mr. RENATO COSTA SANTOS CARREIRA, Brazilian and Portuguese, married, Business Administrator, bearer of identity card No. 17.895.875-X, issued by SSP/SP, enrolled in the CPF under No. 171.037.168-46, Civil ID Portugal No. 301144, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua da Quitanda, 196, 23rd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE- PRESIDENT DIRECTOR OF SUPPLIES AND SERVICES at Eletrobras, in conclusion of the unified term of office of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76; 10. Create, as of 04.03.2023, the EXECUTIVE VICE-PRESIDENCY OF PEOPLE, MANAGEMENT AND CULTURE of Eletrobras, of a statutory nature. 10.1. Approve the election of Mr. JOSÉ RENATO DOMINGUES, Brazilian, married, Administrator, bearer of identity card No. 17.600.798-2, issued by SSP/SP, registered with the CPF under No. 098.016.358-78, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua da Quitanda, 196, 23rd floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, for the position of EXECUTIVE VICE-PRESIDENT DIRECTOR OF PEOPLE, MANAGEMENT AND CULTURE of Eletrobras, in conclusion of the unified term of office of the Executive Board (07.26.2021 to 07.26.2023), pursuant to art. 21, art. 31, item XV, and of art. 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, conditioning the effectiveness of the election and investiture in office to the signature of the investiture term within 30 (thirty) days following the election , as provided for in art. 149, § 1, of Law no. 6,404/76. Deliberative Quorum: Unanimity. It is hereby registered that the material pertaining to the items resolved at this meeting of the Board of Directors is filed at the Company's headquarters. There being no further matters to discuss, Chairman IVAN DE SOUZA MONTEIRO closed the related work and ordered the Board's Governance Secretary to draw up this Certificate, which, after being read and approved, was signed by the Governance Secretary. The other matters dealt with in this meeting were omitted in this certificate, for legitimate precaution, supported by the Management's duty of secrecy, in accordance with the caput of article 155 of Law 6,404/76, given that they relate to interests that are merely internal to the Company, placing therefore, outside the scope of the norm contained in § 1 of article 142 of the aforementioned Law. Attending: Chairman IVAN DE SOUZA MONTEIRO; Directors CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO, VICENTE FALCONI CAMPOS; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR.

Rio de Janeiro, April 11, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

DEL-039, 041 and 053/2023. Classification of Information on Resolutions: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 ..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.